

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

Via Email

Francesco Piovanetti
Chief Executive Officer
Cazador Acquisition Corporation Ltd.
BBVA Building, P1
254 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

> **Re:** **Cazador Acquisition Corporation Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 18, 2012**
> **File No. 333-182076**

Dear Mr. Piovanetti:

We have reviewed your letter dated July 17, 2012, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our July 10, 2012 letter.

Risk Factors, page 30

1. Please update your risk factors to discuss the June 26, 2012 letter from The Nasdaq Stock Market LLC regarding Cazador's compliance with the 300 minimum public holder requirement set forth in Listing Rule 5550(a)(3). See Item 3 of Form S-4.

Risk Factors Relating to the Business Combination

"Following consummation of the merger, Mike Zoi…," page 50

2. We note your response to prior comment 12 and your revised disclosure in response to prior comment 39. Please disclose the percentage of NEI that Mr. Zoi would beneficially own if holders of approximately 49.09% of Cazador's shares exercise their redemption rights (i.e., the approximate maximum amount of redemptions that would still allow the merger to proceed). See Item 3 of Form S-4. In addition, add related disclosure throughout the registration statement, as appropriate.

Information About Cazador

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder
Matters, page 70

3.   Please clarify whether Mr. Piovanetti has sole or shared voting power and/or investment
        power over Arco Group LLC. If he shares Arco Group's voting and/or investment
        power, please disclose the identities of the other persons who share such beneficial
        ownership. Please make a similar revision to the post-merger beneficial ownership table
        on page 164.

Information About Net Element

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder
Matters, page 107

4.   Your response to prior comment 6 states that you have excluded beneficial ownership of
        Mr. Zoi's shares underlying "currently exercisable" options and warrants from the
        beneficial ownership table. Your response suggests that Mr. Zoi has the ability to acquire
        beneficial ownership of the shares underlying the referenced options and warrants within
        60 days. Please explain to us how you determined it was proper to omit Mr. Zoi's
        apparent beneficial ownership of these shares from the table. See Exchange Act
        Rule 13d-3(d)(1). In addition, please explain to us why if these shares were excluded
        from the table, Mr. Zoi's beneficial ownership percentage is greater in this table than
        elsewhere in the registration statement. Finally, footnote 2 to the beneficial ownership
        table states that Mr. Zoi is also part of several groups that share beneficial ownership. It
        appears that the percentage of Mr. Zoi's ownership of Net Element disclosed elsewhere
        in the registration statement does not reflect such shared beneficial ownership. Please
        revise or advise.

The Business Combination

Background of the Business Combination

Background, page 130

5.   We note your response to prior comments 22 and 24. Please disclose the dates of the two
        recent purchases of Net Element common stock at $0.15 per share, and the range of sale
        prices during the prior month, prior six months, and prior year. Also discuss the
        frequency of sales. In addition, please quantify the "material" potential dilution to Net
        Element's shareholders resulting from outstanding Cazador warrants that supported the
        $0.11 per share premium.

6.   In the last paragraph on page 131, you state that Cazador's management "compiled detailed valuation information" regarding Net Element. Please clarify whether this valuation methodology differed in any way from the valuation methodology discussed elsewhere on page 131.

Recommendation of the Cazador Board; Cazador's Reasons for the Business Combination, page 134

7.   We note your revised disclosure in response to prior comments 26, 27, and 28. Please further revise the following bullet points on pages 135 and 136:

- Growth potential: Include a more detailed discussion of Net Element's "innovative" technologies and "access to key decision makers;"
- Barriers-to-entry by competitors: Clarify that this is a negative factor, as discussed in the related risk factor on page 36;
- Degree of current or potential market acceptance of the products, processes or services: Discuss the current degree of acceptance of Net Element's products and why Net Element believes that they will be positively received; and
- Sensitivity of the business to general macro-economic conditions: Explain why you believe that customers will continue to purchase "non-essential" Net Element consumer products in bad macroeconomic environments.

Post-Merger Pro Forma Security Ownership by Certain Beneficial Owners and Management of NEI, page 163

8.   Please explain why you have assumed that no shares of NEI Common Stock subject to options or warrants will be exercisable within 60 days from the date of the anticipated closing of the business combination. To the extent that options or warrants are exercisable within 60 days, shares underlying such options or warrants should be disclosed as beneficially owned. See Exchange Act Rule 13d-3(d)(1).

9.   The tabular entry for Mr. Rakishev does not appear to address his shared beneficial ownership of the shares beneficially owned by Mark Global Corporation. Please revise.

Exhibits and Financial Statements Schedules, page II-1

10.   You discuss various related party loans to Net Element on page 99. It does not appear that you plan to file any such loan agreements as exhibits. Please explain to us why Item 601(b)(10) of Regulation S-K is inapplicable or file the loan agreements as exhibits.

11.   Please file your tax and legality opinions as soon as practicable. For guidance, refer to Staff Legal Bulletin No. 19.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3457 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Email
        Yvan-Claude Pierre, Esq.
        Reed Smith LLP